

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 6, 2015

Alan Lien
Chief Executive Officer
CinJet, Inc.
16926 East Keegan Blvd.
Carson, California 90746

> **Re: CinJet, Inc.**
> **Amendment No. 1 to Current Report on Form 8-K**
> **Filed July 30, 2015**
> **File No. 000-53635**

Dear Mr. Lien:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Liquidity and Capital Resources, page 21

1.   We note your revised disclosures in response to comment 11. Please revise to discuss your estimated cash requirements over the next 12 months and to state clearly whether you expect to have sufficient liquidity from operations for the next twelve months.

Other

2.   Please revise to file exhibits 99.1 and 99.2 with the amended Form 8-K that you intend to mail to shareholders.

You may contact Christine Adams, Senior Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions relating to the financial statements. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Stanley Moskowitz, Esq.